UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Aevi Genomic Medicine, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00835P 10 5

(CUSIP Number)

Isaac Blech

1271 Avenue of the Americas, 16th Floor

New York, NY 10020

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

November 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00835P 10 5

1.	NAME OF REPORTING PERSONS Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 400,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 400,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON* OO

*	(SEE INSTRUCTIONS)

CUSIP No. 00835P 10 5

1.	NAME OF REPORTING PERSONS River Charitable Remainder Unitrust f/b/o Isaac Blech
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 871,334
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 871,334
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,334
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON* OO

*	(SEE INSTRUCTIONS)

CUSIP No. 00835P 10 5

1.	NAME OF REPORTING PERSONS West Charitable Remainder Unitrust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 400,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 400,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON* OO

* (SEE INSTRUCTIONS)

CUSIP No. 00835P 10 5

1.	NAME OF REPORTING PERSONS Isaac Blech
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,000
	8.	SHARED VOTING POWER 1,671,334
	9.	SOLE DISPOSITIVE POWER 21,000
	10.	SHARED DISPOSITIVE POWER 1,671,334
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,334
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON* IN

*	(SEE INSTRUCTIONS)

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed on January 14, 2013, as amended on September 21, 2015 (as amended, this “Schedule 13D”).

Item 1. Security and Issuer.

Item 1 is amended and restated as follows:

This statement on Schedule 13D relates to the shares of common stock, $0.0001 par value (the “Common Stock”) of Aevi Geonmic Medicine, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 435 Devon Park Drive, Suite 715, Wayne, Pennsylvania 19087.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows:

Mr. Blech ceased to be a director of the Issuer on June 14, 2017.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a), (b)	Rows 7-13 of the cover page of this Schedule 13D with respect to each Reporting Person are incorporated herein by reference. Beneficial ownership for each Reporting Person was calculated based upon 59,332,265 shares of Common Stock outstanding as of October 26, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, as filed with the SEC on November 2, 2017.

Mr. Blech directly holds 21,000 shares of Common Stock. The Liberty Trust directly holds 400,000 shares of Common Stock. The West Trust directly holds 400,000 shares of Common Stock. The River Trust directly holds 871,334 shares of Common Stock. As sole trustee of the Trusts, Mr. Blech may be deemed to beneficially own the shares of Common Stock directly held by the Trusts.

(c)	The River Trust sold shares of Common Stock in market transactions on the following dates and at the following prices: (i) November 1, 2017 – sold 300 shares at a price of $1.70 per share; (ii) November 6, 2017 – sold 97,043 shares at a weighted average price of $1.6075 per share (shares were transacted at prices ranging from $1.6015 per share to $1.611 per share); and (iii) November 7, 2017 – sold 12,326 shares at a price of $1.6015 per share.

On September 12, 2017, 154,068 options, each exercisable for one share of Common Stock, directly held by Mr. Blech expired.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on approximately September 12, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Name: Isaac Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).